Question 77.M.

During the reporting period ended December 31, 2008, BNY Mellon International Appreciation Fund, BNY Mellon Intermediate U.S. Government Fund and BNY Mellon New York Intermediate Tax-Exempt Bond Fund (each, an "Acquiring Fund"), each a series of BNY Mellon Funds Trust (the "Trust"), were the surviving entities of reorganizations with BNY Hamilton International Equity Fund, BNY Hamilton Intermediate Government Fund and BNY Hamilton Intermediate New York Tax-Exempt Fund (each, a "BNY Hamilton Fund"), respectively, each a series of BNY Hamilton Funds, Inc. (the "Company").

On April 16, 2008 the Company's Board, and on March 11, 2008 the Trust's Board, considered the reorganization and approved a separate Agreement and Plan of Reorganization (each, a "Plan") providing for the transfer of all assets, subject to liabilities, of each BNY Hamilton Fund in exchange for the corresponding Acquiring Fund's shares having an aggregate net asset value of the relevant BNY Hamilton Fund's shares as described below (each, a "Reorganization").

At a Special Meeting of Shareholders of each BNY Hamilton Fund held on July 16, 2008, shareholders of each BNY Hamilton Fund voted to approve the Plan with respect to their Fund. The votes of each Acquiring Fund's shareholders were not solicited since their approval or consent was not required for any Reorganization.

After the close of business on September 12, 2008, the Reorganization of each BNY Hamilton Fund was consummated with respect to its Plan. Holders of Institutional shares and Class A shares of a BNY Hamilton Fund received Class M shares and Investor shares of the corresponding Acquiring Fund, respectively, in each case in an amount equal to the aggregate net asset value of their respective investment in the BNY Hamilton Fund at the time of the Reorganization. Each BNY Hamilton Fund distributed such Acquiring Fund shares among its respective shareholders, and thereafter each BNY Hamilton Fund was terminated as a series of the Company.